Exhibit 99.1

RLX Technology Announces Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, March 10, 2023 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Net revenues were RMB340.0 million (US$49.3 million), compared with RMB1,904.4 million in the same period of 2021.
•	Gross margin was 43.6%, compared with 40.2% in the same period of 2021.
•	U.S. GAAP net loss was RMB225.1 million (US$32.6 million), compared with U.S. GAAP net income of RMB494.4 million in the same period of 2021.
•	Non-GAAP net income[1] was RMB249.7 million (US$36.2 million), compared with RMB536.5 million in the same period of 2021.

Fiscal Year 2022 Financial Highlights

•	Net revenues were RMB5,332.8 million (US$773.2 million) in fiscal year 2022, compared with RMB8,521.0 million in the prior year.
•	Gross margin was 43.2% in fiscal year 2022, compared with 43.1% in the prior year.
•	U.S. GAAP net income was RMB1,408.7 million (US$204.2 million) in fiscal year 2022, compared with RMB2,028.1 million in the prior year.
•	Non-GAAP net income was RMB1,574.9 million (US$228.3 million) in fiscal year 2022, compared with RMB2,251.5 million in the prior year.

"2022 was a year full of unprecedented challenges. A combination of COVID-related disruptions and the introduction of a substantial package of industry regulations and policy updates throughout the year impacted the e-vapor sector and our operations. We retained our core strategy in this volatile operating environment while proactively adapting our business to the new regulations. In the fourth quarter, we continued to invest in R&D and product innovation and development, offering superior products to adult smokers. We believe our core competencies will enable us to attract continued support from users," said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. "Looking ahead, given the benefits of the clearer regulatory framework and China's reopening, we remain confident in the long-term growth of our industry. We are well-positioned to adapt to these shifting market forces and capture new opportunities while further deepening our commitment to honoring our social responsibilities."

"We concluded 2022 with a challenging fourth quarter, delivering net revenues of RMB340.0 million. The sequential decrease in sales was largely due to the major impact of COVID-19 and the implementation of the new national standards. Specifically, lockdowns and the vast wave of infections toward the end of the fourth quarter disrupted our operations. Furthermore, our gross margin in the fourth quarter decreased sequentially as a result of the imposition of a 36% excise tax on e-cigarette products, which took effect on November 1, 2022," said Mr. Chao Lu, Chief Financial Officer of RLX Technology. "Despite the headwinds, we strove to improve operational efficiency to mitigate the adverse impact on our business. As a result, we maintained a healthy level of profitability during 2022. We believe our Company's resilience will enable us to overcome near-term obstacles, and we remain dedicated to creating long-term sustainable value for our stakeholders."

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Fourth Quarter 2022 Financial Results

Net revenues were RMB340.0 million (US$49.3 million) in the fourth quarter of 2022, compared with RMB1,904.4 million in the same period of 2021. The decrease was primarily due to the impact of regulatory changes, which were fully implemented in this quarter, and COVID-19, as numerous regions in China were in partial lockdown during the fourth quarter of 2022.

Gross profit was RMB148.3 million (US$21.5 million) in the fourth quarter of 2022, compared with RMB765.5 million in the same period of 2021.

Gross margin was 43.6% in the fourth quarter of 2022, compared with 40.2% in the same period of 2021. The increase was primarily due to the adjustment of effective ex-factory prices, the improvement of supply chain efficiency, and a favorable change in product mix, partially offset by the imposition of a 36% excise tax which came into effect on November 1, 2022.

Operating expenses were RMB620.4 million (US$90.0 million) in the fourth quarter of 2022, compared with RMB231.5 million in the same period of 2021. The increase was primarily due to the change in share-based compensation expenses, which were RMB474.9 million (US$68.8 million) in the fourth quarter of 2022 compared with RMB42.1 million in the same period of 2021. These consisted of share-based compensation expenses of (i) RMB41.2 million (US$6.0 million) recognized in selling expenses, (ii) RMB369.4 million (US$53.6 million) recognized in general and administrative expenses, and (iii) RMB64.2 million (US$9.3 million) recognized in research and development expenses. The change in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the Company's share price.

Selling expenses were RMB96.7 million (US$14.0 million) in the fourth quarter of 2022, compared with RMB46.6 million in the same period of 2021, primarily due to the fluctuation of share-based compensation expenses.

General and administrative expenses were RMB394.2 million (US$57.2 million) in the fourth quarter of 2022, compared with RMB167.1 million in the same period of 2021, mainly driven by the fluctuation of share-based compensation expenses.

Research and development expenses were RMB129.6 million (US$18.8 million) in the fourth quarter of 2022, compared with RMB17.8 million in the same period of 2021, mainly driven by the fluctuation of share-based compensation expenses.

Loss from operations was RMB472.2 million (US$68.5 million) in the fourth quarter of 2022, compared with an income from operations of RMB534.0 million in the same period of 2021.

Income tax benefit was RMB16.2 million (US$2.4 million) in the fourth quarter of 2022, compared with income tax expense of RMB129.5 million in the same period of 2021.

U.S. GAAP net loss was RMB225.1 million (US$32.6 million) in the fourth quarter of 2022, compared with U.S. GAAP net income of RMB494.4 million in the same period of 2021.

Non-GAAP net income was RMB249.7 million (US$36.2 million) in the fourth quarter of 2022, compared with RMB536.5 million in the same period of 2021.

U.S. GAAP basic and diluted net loss per American depositary share ("ADS") were RMB0.174 (US$0.025) and RMB0.174 (US$0.025), respectively, in the fourth quarter of 2022, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.367 and RMB0.363, respectively, in the same period of 2021.

Non-GAAP basic and diluted net income per ADS2 were RMB0.188 (US$0.027) and RMB0.186 (US$0.027), respectively, in the fourth quarter of 2022, compared with non-GAAP basic and diluted net income per ADS of RMB0.398 and RMB0.394, respectively, in the same period of 2021.

Balance Sheet and Cash Flow

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net and long-term investment securities of RMB15,733.7 million (US$2,281.2 million), compared with RMB14,857.8 million as of December 31, 2021. For the fourth quarter ended December 31, 2022, net cash used in operating activities was RMB248.9 million (US$36.1 million).

Fiscal Year 2022 Financial Results

Net revenues were RMB5,332.8 million (US$773.2 million) in fiscal year 2022, compared with RMB8,521.0 million in the prior year. The decrease was primarily due to the suspension of store expansion, the discontinuation of older products during the transition to the new national standards, and COVID-19.

Gross profit was RMB2,305.1 million (US$334.2 million) in fiscal year 2022, compared with RMB3,672.1 million in the prior year.

Gross margin increased to 43.2% in fiscal year 2022 from 43.1% in the prior year, primarily due to the improvement of supply chain efficiency and the adjustment of effective ex-factory prices, partially offset by the increase in inventory provision and the imposition of a 36% excise tax which came into effect on November 1, 2022.

Operating expenses were RMB1,241.7 million (US$180.0 million) in fiscal year 2022, representing a decrease of 9.6% from RMB1,373.4 million in the prior year. The decrease in operating expenses was primarily due to the change in share-based compensation expenses, which decreased by 25.6% to RMB166.2 million (US$24.1 million) in fiscal year 2022 from RMB223.3 million in the prior year. The decrease in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the Company's share price.

Selling expenses decreased by 33.2% to RMB347.8 million (US$50.4 million) in fiscal year 2022 from RMB520.7 million in the prior year, mainly driven by the decrease in (i) branding material expenses and (ii) shipping expenses.

General and administrative expenses decreased by 14.3% to RMB576.8 million (US$83.6 million) in fiscal year 2022 from RMB672.7 million in the prior year, primarily attributable to the decrease in share-based compensation expenses.

Research and development expenses increased by 76.3% to RMB317.1 million (US$46.0 million) in fiscal year 2022 from RMB179.9 million in the prior year, mainly driven by the increase in (i) share-based compensation expenses and (ii) salaries and welfare benefits.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Income from operations was RMB1,063.4 million (US$154.2 million) in fiscal year 2022, compared with RMB2,298.7 million in the prior year.

Income tax expense was RMB371.6 million (US$53.9 million) in fiscal year 2022, representing a decrease of 41.2% from RMB631.4 million in the prior year.

U.S. GAAP net income was RMB1,408.7 million (US$204.2 million) in fiscal year 2022, compared with RMB2,028.1 million in the prior year.

Non-GAAP net income was RMB1,574.9 million (US$228.3 million) in fiscal year 2022, compared with RMB2,251.5 million in the prior year.

U.S. GAAP basic and diluted net income per ADS were RMB1.092 (US$0.158) and RMB1.085 (US$0.157), respectively, in fiscal year 2022, compared with U.S. GAAP basic and diluted net income per ADS of RMB1.445 and RMB1.436 respectively, in the prior year.

Non-GAAP basic and diluted net income per ADS were RMB1.218 (US$0.177) and RMB1.210 (US$0.175), respectively, in fiscal year 2022, compared with non-GAAP basic and diluted net income per ADS of RMB1.604 and RMB1.595 respectively, in the prior year.

Conference Call

The Company's management will host an earnings conference call at 7:00 A.M. U.S. Eastern Time on March 10, 2023 (8:00 P.M. Beijing/Hong Kong Time on March 10, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	9162095

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 17, 2023, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4638951

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,208,967	1,268,512	183,917
Restricted cash	500	20,574	2,983
Short-term bank deposits, net	4,022,119	7,084,879	1,027,211
Receivables from online payment platforms	10,006	3,000	435
Short-term investments	3,621,637	2,434,864	353,022
Accounts and notes receivable, net	14,024	51,381	7,450
Inventories, net	589,088	130,901	18,979
Amounts due from related parties	1,936	5,112	741
Prepayments and other current assets, net	482,659	198,932	28,842
Total current assets	13,950,936	11,198,155	1,623,580

Non-current assets:
Property, equipment and leasehold improvement, net	143,155	87,871	12,740
Intangible assets, net	8,366	7,552	1,095
Long-term investments, net	12,000	8,000	1,160
Deferred tax assets, net	20,856	63,894	9,264
Right-of-use assets, net	176,258	75,008	10,875
Long-term bank deposits, net	2,004,593	1,515,428	219,716
Long-term investment securities, net	-	3,409,458	494,325
Other non-current assets	48,961	13,458	1,951
Total non-current assets	2,414,189	5,180,669	751,126
Total assets	16,365,125	16,378,824	2,374,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	1,288,845	269,346	39,052
Contract liabilities	286,651	75,226	10,907
Salary and welfare benefits payable	170,393	127,749	18,522
Taxes payable	597,761	109,676	15,902
Amounts due to related parties	-	423	61
Accrued expenses and other current liabilities	313,396	161,455	23,409
Lease liabilities - current portion	80,582	45,955	6,663
Total current liabilities	2,737,628	789,830	114,516

Non-current liabilities:
Deferred tax liabilities	4,513	8,653	1,255
Lease liabilities - non-current portion	104,232	39,968	5,795
Total non-current liabilities	108,745	48,621	7,050
Total liabilities	2,846,373	838,451	121,566

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	13,514,952	15,569,060	2,257,301
Noncontrolling interests	3,800	(28,687)	(4,161)
Total shareholders' equity	13,518,752	15,540,373	2,253,140

Total liabilities and shareholders' equity	16,365,125	16,378,824	2,374,706

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,904,355	1,044,424	340,012	49,297	8,520,978	5,332,779	773,180
Cost of revenues	(1,138,826)	(522,451)	(139,073)	(20,164)	(4,848,918)	(2,974,981)	(431,332)
Excise tax on products	-	-	(52,668)	(7,636)	-	(52,668)	(7,636)
Gross profit	765,529	521,973	148,271	21,497	3,672,060	2,305,130	334,212

Operating expenses:
Selling expenses	(46,628)	(52,544)	(96,673)	(14,016)	(520,694)	(347,798)	(50,426)
General and administrative expenses	(167,108)	41,746	(394,207)	(57,155)	(672,748)	(576,811)	(83,630)
Research and development expenses	(17,797)	(45,978)	(129,558)	(18,784)	(179,913)	(317,110)	(45,977)
Total operating expenses	(231,533)	(56,776)	(620,438)	(89,955)	(1,373,355)	(1,241,719)	(180,033)

Income/(loss) from operations	533,996	465,197	(472,167)	(68,458)	2,298,705	1,063,411	154,179

Other income:
Interest income, net	24,297	56,237	54,617	7,919	72,414	180,729	26,203
Investment income	27,964	38,104	25,557	3,705	94,222	136,531	19,795
Others, net	37,694	16,573	150,625	21,839	194,209	399,641	57,942
Income/(loss) before income tax	623,951	576,111	(241,368)	(34,995)	2,659,550	1,780,312	258,119
Income tax (expense)/benefit	(129,536)	(70,871)	16,243	2,355	(631,426)	(371,580)	(53,874)
Net income/(loss)	494,415	505,240	(225,125)	(32,640)	2,028,124	1,408,732	204,245
Less: net income/(loss) attributable to noncontrolling interests	891	1,883	3,355	486	3,411	(32,487)	(4,710)
Net income/(loss) attributable to RLX Technology Inc.	493,524	503,357	(228,480)	(33,126)	2,024,713	1,441,219	208,955
Other comprehensive(loss)/income:
Foreign currency translation adjustments	(181,851)	618,060	(215,246)	(31,208)	(149,188)	937,428	135,914
Unrealized loss on long-term investment securities	-	-	(5,425)	(787)	-	(5,425)	(787)
Total other comprehensive (loss)/income	(181,851)	618,060	(220,671)	(31,995)	(149,188)	932,003	135,127
Total comprehensive income/(loss)	312,564	1,123,300	(445,796)	(64,635)	1,878,936	2,340,735	339,372
Less: total comprehensive income/(loss) attributable to noncontrolling interests	891	1,883	3,355	486	3,411	(32,487)	(4,710)
Total comprehensive income/(loss) attributable to RLX Technology Inc.	311,673	1,121,417	(449,151)	(65,121)	1,875,525	2,373,222	344,082

Net income/(loss) per ordinary share/ADS
Basic	0.367	0.381	(0.174)	(0.025)	1.445	1.092	0.158
Diluted	0.363	0.379	(0.174)	(0.025)	1.436	1.085	0.157

Weighted average number of ordinary shares/ADSs
Basic	1,346,184,770	1,322,824,853	1,310,229,331	1,310,229,331	1,401,371,494	1,319,732,802	1,319,732,802
Diluted	1,358,494,650	1,329,164,753	1,310,229,331	1,310,229,331	1,409,690,879	1,328,144,092	1,328,144,092

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	494,415	505,240	(225,125)	(32,640)	2,028,124	1,408,732	204,245
Add: share-based compensation expenses
Selling expenses	1,885	(24,189)	41,239	5,979	(19,653)	(6,993)	(1,014)
General and administrative expenses	45,107	(128,200)	369,447	53,565	302,070	162,229	23,521
Research and development expenses	(4,872)	(24,242)	64,165	9,303	(59,072)	10,925	1,584
Non-GAAP net income	536,535	328,609	249,726	36,207	2,251,469	1,574,893	228,336

Net income/(loss) attributable to RLX Technology Inc.	493,524	503,357	(228,480)	(33,126)	2,024,713	1,441,219	208,955
Add: share-based compensation expenses	42,120	(176,631)	474,851	68,847	223,345	166,161	24,091
Non-GAAP net income attributable to RLX Technology Inc.	535,644	326,726	246,371	35,721	2,248,058	1,607,380	233,046

Non-GAAP net income per ordinary share/ADS
- Basic	0.398	0.247	0.188	0.027	1.604	1.218	0.177
- Diluted	0.394	0.246	0.186	0.027	1.595	1.210	0.175
Weighted average number of ordinary shares/ADSs
- Basic	1,346,184,770	1,322,824,853	1,310,229,331	1,310,229,331	1,401,371,494	1,319,732,802	1,319,732,802
- Diluted	1,358,494,650	1,329,164,753	1,324,475,455	1,324,475,455	1,409,690,879	1,328,144,092	1,328,144,092

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	465,738	(1,016,862)	(248,866)	(36,082)	1,799,892	486,829	70,584
Net cash (used in)/generated from investing activities	(1,397,519)	211,064	752,545	109,109	(7,870,660)	(4,133,040)	(599,234)
Net cash (used in)/generated from financing activities	(127,516)	(19,822)	(150,647)	(21,842)	9,904,121	(477,270)	(69,198)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(99,770)	22,772	29,287	4,246	(78,687)	203,100	29,446
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,159,067)	(802,848)	382,319	55,431	3,754,666	(3,920,381)	(568,402)
Cash, cash equivalents and restricted cash at the beginning of the period	6,368,534	1,709,615	906,767	131,469	1,454,801	5,209,467	755,302
Cash, cash equivalents and restricted cash at the end of the period	5,209,467	906,767	1,289,086	186,900	5,209,467	1,289,086	186,900